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                                                                 EXHIBIT (A)(7)


FOR IMMEDIATE RELEASE


CONTACT:
C. TROY WOODBURY, JR.                    SUSAN STILLINGS / PATRICIA STURMS
TREASURER AND CHIEF FINANCIAL OFFICER    JOELE FRANK, WILKINSON BRIMMER KATCHER
WEGENER CORPORATION                      (212) 355-4449
(770) 814-4015
FAX (770) 623-9648
INFO@WEGENER.COM


          WEGENER RECOMMENDS THAT STOCKHOLDERS NOT TENDER THEIR SHARES

(May 13, 2003) - Duluth, Georgia - Wegener Corporation (Nasdaq: WGNR) today announced that it mailed the following letter to all Wegener stockholders in connection with Radyne ComStream Inc.'s (Nasdaq: RADN) unsolicited hostile tender offer.

                RADYNE CONTINUES TO MISLEAD WEGENER STOCKHOLDERS
                 CAN YOU AFFORD TO BELIEVE RADYNE'S PROPAGANDA?
                DON'T LOSE YOUR UPSIDE BY TENDERING YOUR SHARES.

         Dear Fellow Stockholder:

         For the past two weeks, Radyne ComStream Inc. has been waging a misleading public relations campaign as part of its attempt to wrestle control of your Company from you at your expense. Despite the increasingly desperate efforts by Radyne to take control of your Company, we remain steadfast in our responsibility to our stockholders and our business.

         Don't let the negative and misleading comments from Radyne's CEO Robert Fitting divert your focus from the central issues here - PRICE and FUTURE PROSPECTS. The price Radyne is offering for your shares is grossly inadequate and unfair, and it does not take into consideration the future commercial prospects of your Company. However, Mr. Fitting doesn't want you to focus on these facts, so he is using a negative campaign of false and misleading statements in order to make Radyne's offer seem more appealing.

                       DO NOT BE FOOLED BY THESE TACTICS!

         You have the opportunity NOW to make a difference and take decisive action to protect the value of your shares. By NOT tendering your shares, you are supporting your Board's efforts to build maximum value for all stockholders and rejecting Mr. Fitting's spurious tactics to take control of your Company.

         WE HAVE SERIOUSLY EVALUATED RADYNE'S OFFER AND DETERMINED THAT IT GROSSLY UNDERVALUES YOUR COMPANY. Immediately upon receiving Radyne's tender offer, the Wegener Board met and formed a committee of independent,


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         non-management directors to fully evaluate the offer. The independent committee retained its own legal counsel and engaged an experienced, reputable investment banking firm to analyze the offer's financial implications to our stockholders. The investment banking firm, Morgan Keegan & Company, performed a number of analyses and concluded that the offer price was INADEQUATE. Radyne, which has performed no due diligence or analysis of Wegener's business plan and apparently has not involved an investment banker, would have you believe that they are better able than Morgan Keegan to determine what is a fair price for your Company. They clearly are not.

         Just because an offer price provides a premium to recent stock prices does NOT mean it is a fair or adequate price. Our financial advisor has opined that $1.55 per share is not adequate. In addition, Wegener's net book value combined with the market value of our real estate assets equates to a much greater per share value than the pre-offer trading price range, which means that Radyne's offer places very little value on our ongoing business - a business with a 25-year history, a total order backlog of $29M (more than twice Radyne's reported backlog as quoted on their first fiscal quarter financial results conference call), and the unrealized potential of our new family of products.

         RADYNE'S OPPORTUNISTIC, UNSOLICITED HOSTILE ATTEMPT TO TAKE OVER WEGENER IS COMING JUST AS WEGENER'S MOST PROMISING PRODUCTS ARE REACHING THE MARKET. RADYNE CAN SEE THIS UPSIDE POTENTIAL AND IS TRYING TO ACQUIRE IT FOR ITS STOCKHOLDERS WITHOUT PAYING YOU A FAIR PRICE.

           YOUR COMPANY IS ON TRACK - THE TIMING OF RADYNE'S OFFER IS
                               NOT A COINCIDENCE

         Under the management and technical team in place, major research, development and marketing efforts have been underway for the past three years and have culminated in a new family of products - iPUMP(R), MediaPlan(R) and COMPEL(R) - that HAVe created a tremendous buzz in the industry. Your Board believes that Wegener is poised to realize the benefits of these efforts and the investments made during the past few years under its current business plan.

         - OUR REVOLUTIONARY NEW LINE OF PRODUCTS IS JUST REACHING THE MARKET. Wegener is at an important point in its business cycle with the introduction of iPUMP(R), MediaPlan(R) and COMPEL(R) family of products, which are just reaching the market. Management expects these new productS to have a significant positive impact on Wegener's revenues and earnings. Equally important to Wegener's potential is the development of long-range strategic partnerships, which the Company has been formulating as it has developed its new products.

         Mr. Fitting has followed the development of this family of products during the last several years and recognizes its potential. He has carefully timed the hostile takeover attempt in the hopes of purchasing your Wegener stock before the Company has an opportunity to bring these products fully to market.


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              ONLY YOU AS A WEGENER STOCKHOLDER SHOULD BE REWARDED
         WITH THE COMMERCIAL POTENTIAL OF WEGENER'S MAJOR R&D EFFORTS.

                       REJECT RADYNE'S NEGATIVE CAMPAIGN

         As this unsolicited hostile tender offer has unfolded in recent weeks, Mr. Fitting's strategy has come into clear focus:

         - MR. FITTING RECOGNIZES WEGENER'S POTENTIAL AND WANTS TO CAPTURE IT FOR RADYNE'S SINGAPORE-BASED MAJORITY OWNERS WHO ARE NO DOUBT DEMANDING BETTER RESULTS FROM HIM AND HIS COMPANY. Mr. Fitting's main argument is that in order for companies the size of Radyne to grow and survive, they need to consolidate. That may be true for Radyne given their recent operating history, but we do not believe it is the case for Wegener. Mr. Fitting repeatedly criticizes Wegener's financial and stock price performance in 2002, but never acknowledges his responsibility for his company's losses and languishing stock price. Radyne just announced that they lost $1.4 million, or $0.09 per share, for its first fiscal quarter in 2003 and that its revenue declined 28% as compared to revenue in its first fiscal quarter 2002, AND 21% from its fourth fiscal quarter of 2002. In addition, Radyne's stock, which traded as high as $35 per share in 2000, has traded as low as $1.25 per share in the last year.

         - MR. FITTING HAS PUBLICLY MISSTATED AND EXAGGERATED A VARIETY OF MATTERS IN WHAT WE SEE AS AN INCREASINGLY DESPERATE EFFORT TO GAIN SUPPORT FOR THE RADYNE OFFER. For example, Mr. Fitting criticized the Company for adopting retention agreements with its executive management team to the exclusion of non-management technical people. But actually, the number of employees, including technical people, covered by Wegener's agreements is nearly three-times what Mr. Fitting represents. He attempts to outrage stockholders over what are actually standard and appropriate agreements put in place to help protect the value of your investment from coercive and predatory tactics. In fact, according to Radyne's most recent 10-K, Radyne's top executive officers each have similar agreements and Mr. Fitting himself has a retention agreement which provides for a richer change-in-control payout than any of the Wegener agreements, but which does not even require him to be terminated to receive his benefits.

         - MR. FITTING HAS INVENTED AND ELEVATED A SERIES OF ISSUES THAT IN OUR VIEW ARE UNRELATED TO THE CRITICAL ISSUES, WHICH ARE:
                  PRICE AND FUTURE PROSPECTS. For example, without notice Radyne chose to launch an unsolicited hostile offer and go around your board which was meeting that day to discuss a proposal from Radyne. Although Mr. Fitting complains that the Wegener Board ignored his overtures, Radyne didn't give Wegener the opportunity to have a discussion among its board members before launching its hostile tender offer.

                  There is no need to hold a meeting with Radyne to discuss a grossly inadequate CASH offer price. When the offer consideration is cash, either the


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                  price is fair or it is not, and Radyne's offer price is not even close to fair. It was chosen because it offered a premium to the previous trading price of Wegener stock. But that price does not reflect the value of Wegener's existing business and new line of products. Even with a premium, which Mr. Fitting hoped would be sufficient to entice you to tender your shares, Radyne's price severely undervalues the Company.

         NEGATIVE CAMPAIGN TACTICS DO NOT PRODUCE POSITIVE RESULTS FOR STOCKHOLDERS. We have not sought this confrontation with Radyne and we regret that Mr. Fitting has resorted to manipulating the facts in his attempts to influence you. We are confident, however, that you will recognize his deceptive tactics and not be swayed by them. We are confident that the business plan that Wegener is executing will build stockholder value and give you, the owners of this Company, the upside potential that you deserve.

         The Board remains fully focused on improving stockholder value. Our directors are acutely aware of their fiduciary responsibilities and at all times will act in your best interests. I am Wegener's largest stockholder, and I have no intention of selling at this low price when the Company has so much upside potential.

         Remember, your Board and management are committed to acting in the best interests of the owners of the Company - its stockholders. In spite of the false concern he expresses for our stockholders in his public comments, Mr. Fitting is motivated only by the interests of Radyne's stockholders.

            BY NOT TENDERING YOUR SHARES, YOU WILL SEND A MESSAGE TO MR. FITTING AND RADYNE THAT THEIR OFFER IS UNACCEPTABLE.

         Your decision is critical. Please support the informed and unbiased decision of the independent committee of your Board of Directors THAT RADYNE'S OFFER IS GROSSLY INADEQUATE AND UNFAIR AND DO NOT TENDER YOUR SHARES.

         If you have questions, please call us at (770) 814-4015 and ask for Troy Woodbury, CFO, or call our information agent, Innisfree M&A Incorporated, toll-free at (888) 750-5834 or collect at (212) 750-5833.

         We appreciate your continued confidence and support.


         Sincerely,


         /s/ Robert A. Placek
         -----------------------------------------------
         Robert A. Placek
         Chairman, President and Chief Executive Officer

ABOUT WEGENER COMMUNICATIONS

WEGENER is an international provider of digital solutions for IP data, video and audio networks. Applications include IP data delivery, broadcast television, cable television, radio networks, business television, distance education, business music, and satellite paging. COMPEL(R), WEGENER's patented network control system provides networks


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with unparalleled ability to regionalize programming and commercials. COMPEL(R)
network control capability is integrated into WEGENER digital satellite receivers such as the revolutionary iPUMP(R) and MediaPlan(R). WEGENER can be reached at +1.770.814.4000 or on the World Wide Web at www.wegener.com.

COMPEL, MEDIAPLAN and iPUMP are registered trademarks of WEGENER
Communications, Inc. All Rights Reserved.

This news release contains statements which are forward-looking within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. The statements include those relating to revenues and earnings anticipated from the operation of the company's business plan and the introduction of a new suite of products with significant commercial potential including, but not limited to iPUMP(R), MediaPlan(R) and COMPEL(R). These statements are based upon the Company's current expectations and assumptions, which are subject to a number of risks and uncertainties including, but not limited to: customer acceptance and effectiveness of the Company's new products, development of additional business for the Wegener digital and analog video and audio transmission product lines, the successful development and introduction of new products in the future, delays in the conversion by private and broadcast networks to digital broadcast equipment, acceptance by various networks of standards for digital broadcasting, general market conditions which may not improve during 2003 and beyond, and the success of Wegener's research and development efforts aimed at developing new products. Discussion of these and other risks and uncertainties are provided in detail in the Company's periodic filings with the SEC, including the Company's Annual Report on Form 10-K. The Company intends that such forward-looking statements are subject to the safe harbors created therefore. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected or inferred results. Forward-looking statements speak only as of the date the statement was made. Wegener Corporation does not undertake and specifically disclaims any obligation to update any forward-looking statements.


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